August 25, 2010

Via EDGAR Filing and Overnight Delivery

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention:  Mr. John Reynolds

Re:	PSS World Medical, Inc.
Form 10-K for the fiscal year ended April 2, 2010
Filed May 26, 2010
SEC File No. 000-23832

Dear Mr. Reynolds:

This letter sets forth in detail the response of PSS World Medical, Inc. (the “Company”) to the Staff’s comments indicated in your letter dated July 22, 2010.  For your convenience, we have included your comments and questions as originally set forth in your letter in bold lettering.

Form 10-K for the Fiscal Year Ended April 2, 2010

Item 15, Exhibits and Financial Statement Schedules

1.   We note you failed to include the exhibits or schedules to Exhibit 10.9, Exhibit 10.9a, and Exhibit 10.23.  Please file a complete copy of each exhibit with your next Exchange Act periodic report.

Response:

The company will file complete copies of the exhibits and schedules to the above-referenced documents with its next periodic filing.

Definitive Proxy Statement on Schedule 14A

How the Company Determines and Assesses Executive Compensation, page 16

2.   We note your disclosure in response to Item 402(s) of Regulation S-K.  Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

Response:

In determining whether disclosure under Item 402(s) of regulation S-K was required, the Company assessed the disclosure requirements promulgated by the SEC with assistance from independent compensation consultants engaged by the Compensation Committee of the Board of Directors, and conducted a thorough review and assessment of the design and operation of the compensation practices and incentive plans in effect at all levels of the organization.

The Company identified and documented several data points including primary funding mechanisms underlying each plan, target opportunity for the participants, measurement and calculation criteria, bonus objectives, and rationale for the metrics employed.  The Company then assessed potential risks associated with our incentive plans including risk mitigation features employed by management and inherent in the design of the incentive arrangements such as: (i) plan metrics that are tied to overall Company profitability, (ii) how various vehicles for delivering compensation are utilized, including cash and equity arrangements that are balanced between short term (annual) and long term (3-5 year) horizons, and (iii) performance –based awards that have fixed maximum payouts.  We also assessed potential exposure to certain areas including steep incentive curves, uncapped payouts, formulaic awards and timing between incentive payments and measurement of results.  Management reviewed the results of the analysis with the Compensation Committee of the Board and concluded that the Company’s compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company, and therefore determined no additional disclosure was required.

Annual Cash Incentive Awards, page 18

3.  It does not appear that you have provided quantitative disclosure of all of the terms of the necessary targets to be achieved for your named executive officers to earn their annual cash incentive awards.  In future filings, please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  General statements regarding the level of difficulty, or ease, associated with achieving performance goals either at the corporate level or at the individual level are not sufficient.  In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.  Please submit a response that either provides draft language for the future filing or provides a confidentiality argument based on substantial competitive harm.

Response:

For the reasons set forth below, disclosure of this information would cause “competitive harm” under Instruction 4 of Item 402(b) of Regulation S-K (“Instruction 4”).  Therefore, the Company respectfully believes disclosure is not required.  In future filings, the Company will provide the required disclosure regarding the difficulty or likelihood for achieving the undisclosed targets.

Instruction 4 states that the standard for a showing of “competitive harm” is the same that applies to confidential treatment requests of confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2, each of which incorporates the requirements of Exemption Four under the Freedom of Information Act (“FOIA Exemption Four”).  FOIA Exemption Four protects “confidential or privileged commercial or financial information obtained from a person.”  In National Parks & Conservation Ass’n v. Morton, 498 F.2d 765 (D.C. Cir. 1974), the United States Court of Appeals for the District of Columbia Circuit held that commercial or financial information would be deemed confidential or privileged under FOIA Exemption Four if its disclosure would be likely to cause “substantial harm” to the competitive position of the person from whom the information was obtained.  In Public Citizen Health Research Group v. FDA, 185 F.3d 898 (D.C. Cir. 1998), the Court held that “substantial harm” could be proven by a showing of: (i) actual competition and (ii) a likelihood of substantial competitive injury.

In order to meet the requirements of FOIA Exemption Four, the Company must show:  (i) the information is commercial or financial in nature; (ii) the information was obtained from a person or by the government; and (iii) the information is privileged or confidential. 1

A.  The information is commercial or financial in nature. The Company’s annual incentive award targets are “commercial or financial” in nature because they contain specific financial terms, particularly, earnings per share estimates and forecasts that have not been publicly disclosed.

B.  The information was obtained from a person. Courts have interpreted the phrase “obtained from a person” to “restrict the exemption’s application to data which would not have been generated within the government.”2  Thus, the Company is a “person” within the meaning of the Exchange Act.

C.  The information is privileged or confidential.  Courts have noted that information qualifies as “confidential” for purposes of FOIA Exemption Four “if disclosure is likely to cause substantial harm to the competitive position of the person from whom the information was obtained.”3  As noted above, the evidence needed to satisfy this criterion requires: (i) actual competition and (ii) a likelihood of substantial competitive injury.   For the reasons explained below, the Company is subject to actual competition and the disclosure of the requested information will cause substantial harm to the Company’s competitive position.

1 GC Micro Corp. v. Defense Logistics Agency, 33 F.3d 1109 (9th Cir. 1994).

2 Critical Mass Energy Project v. NRC, 830 F.2d 278, 281 n.15 (D.C. Cir. 1987) (“a person may be a ‘partnership, corporation, association, or a public or private organization other than an agency’”); Board of Trade of the City of Chicago v. Commodity Futures Trading Comm’n, 627 F.2d 392, 404 (DC Cir. 1980).

3 GC Micro, 33 F.3d at 1112; Nat’l Parks & Conserv. Ass’n v. Kleppe, 547 F.2d 673, 677-78 (D.C. Cir. 1976); Nat’l Parks & Conserv. Ass’n v. Morton, 498 F.2d 765,770 (D.C. Cir 1974).

The Company is clearly in a competitive industry.  It faces substantial and increasing competition in all aspects of its business, including competition from much larger companies including Cardinal Health, McKesson Corporation, Henry Schein and Medline Industries, that do not publicly disclose operating results or targets for their business units which compete directly with the Company.  If these competitors had access to the Company’s non-public performance targets, management believes this information could be used to draw statistical correlations between the non-public performance targets and actual results, thereby allowing competitors to project the Company’s prospects of future financial performance.  In addition, this information could be used to the Company’s disadvantage when competing for its existing and prospective customers.  For example, this information could be used to derive information regarding the Company’s expected profit margins and by disclosing this information to the Company’s customers, the Company could be put in an unfavorable position in further discussions with the customer.  This information could also be used by the competitor to gain pricing advantages with the Company’s customer base resulting in the loss of business by the Company.

It should be noted the Staff has previously granted the Company’s confidential treatment requests for similar financial information.  See File No. 000-23832 - CF#23720 (dated June 8, 2009).

For these reasons, the Company respectfully believes disclosure would cause competitive harm and thus, disclosure is not required.

4.   In addition, we note your disclosure that part of the compensation is based upon “achieving certain critical tasks.”  Please tell us what these tasks are.

Response:

As noted in the paragraph below the table on page 18, annual incentive compensation for the Chief Executive Officer and Chief Financial Officer is based solely upon earnings per share versus target or plan.  Annual incentive awards for each of the named executive officers other than the Chief Executive Officer and Chief Financial Officer is based in part on earnings per share and in part upon the achievement of certain “critical tasks” or bonus goals.  These goals vary by individual and from year-to-year, and relate to the achievement of certain internal goals corresponding to their respective business functions and individual responsibilities. The critical tasks are typically a combination of qualitative and quantitative goals and reflect operating activities over which these executives had more control than other named executive officers.

The 2010 bonus goals for Kevin P. English, Chief Sourcing Officer, were based upon the achievement of certain margin expansion goals, internal operating cash flow goals and service level metrics.  For Bradley J. Hilton, Chief Service Officer, the bonus goals were based upon internal order processing accuracy metrics, internal operating cash flow goals, warehouse operating expense metrics and achievement of strategic initiatives. For John F. Sasen, Sr., Executive Vice President and Chief Marketing Officer, the bonus goals were based upon initiating certain international sales opportunities, the development of other business opportunities, and other achievements relating to supplier relationships.

Management Undertaking

Management acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding the foregoing or comments on our proposed revisions to the disclosures, please do not hesitate to contact the undersigned at (904) 332-4172 or Josh DeRienzis at (904) 332-4122.

By:	/s/ David M. Bronson
David M. Bronson
Executive Vice President and Chief Financial Officer